Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Vice President
and Chief Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

November 14, 2023

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H (File No. 811-05721)
CIK No. 0000847552
American Legacy® Signature Variable Annuity (File No. 333-170695)
SEC Accession No. 0000726865-23-000558
Request for Withdrawal of Post-Effective Amendment No. 49 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Account H (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-4, filed with the Securities and Exchange Commission on October 6, 2023 (the “Amendment”).

The Amendment has not yet become effective but was to become effective on or around December 4, 2023. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

The information that was filed in the Amendment will be re-filed at a later date.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1111.

Sincerely,

/s/ Carolyn Augur

Carolyn Augur